Filed by Medtronic, Inc. (SEC File No.: 001-07707

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 10, 2014

MEDTRONIC ANNOUNCES EXECUTIVE LEADERSHIP TEAM FOR COMBINED

ORGANIZATION UPON CLOSE OF COVIDIEN ACQUISITION

Internal FAQ

1)	What was the process for selecting the new Executive Committee?

Medtronic Chairman and CEO, Omar Ishrak, in consultation with leaders in both organizations, assessed the structural approaches of each company, the future strategic needs and objectives of the new enterprise, and the current leadership talent of both organizations. From this assessment, Omar selected the structure and people he feels best represent the approach we need to succeed as a combined company after the close of the transaction.

2)	Who made the decision on these leaders?

Medtronic Chairman and CEO, Omar Ishrak, after consultation with leaders in both organizations and the Medtronic Board of Directors.

3)	What will the process be for selecting the N-2 leadership team?

The new ExCom leaders will now select their management teams and organizations. They will use many of the same factors in designing their organizations. These factors include: assessing the strategies and organizational requirements of the new company; determining the best structure to support these strategies; and finally, selecting the appropriate talent – from either organization – to serve as leaders on their teams.

4)	Why were the regions so fundamentally changed for the new company?

•	The structure is being adopted to account for the combined company’s greater operating scale, while maintaining critical autonomy in the distinct markets.

•	The new structure is intended to drive the organizational effectiveness and focus necessary to achieve our Globalization objectives.

•	Under this new structure, the newly selected leaders will work to continue to develop and improve our global operating practices across a host of areas.

•	The four new regional leaders, in combination with the rest of the new Executive Committee, will work to establish further clarity and details around the operating principles, processes and decision-making mechanisms that will exist between the business groups, regions and functional entities.

•	While we will move to four regions in the future – versus the seven regions represented in the Medtronic structure today – this is in no way intended to reflect a diminished importance or focus on those markets that previously served as regions, nor will Omar remain any less focused on seeing that these markets reach their potential and objectives. Rather, this approach will ensure we have the appropriate leadership involvement in these markets on a daily basis as we grow our overall scale and complexity.

5)	When will the N-2 and N-3 structure be named?

We hope to have the N-2 structure named by the middle of November. Some N-3 structures may be announced prior to the close of the transaction, some may not be announced until after close.

6)	What do you mean by “best of the best”? How will that be implemented in talent selection, etc.?

•	As we begin the next level organizational decisions, our goal is to identify and select the best processes, programs or approaches utilized among the two organizations. Both organizations have processes that have served them well and we intend to selectively identify and adopt those proven, “best of the best” processes for the new, combined company.

•	In regards to talent selection, there will be redundant positions as we bring these organizations together. We will use a thorough process that will enable leaders to select the most qualified individual for a given position. This process will include an examination of position needs of the new organization, the track record and performance of the individuals involved, and personal factors such as ability to relocate and personal choice as to whether a person wants to remain with the newly combined company.

•	All of these decisions will be made on a case-by-case basis and will include the input of human resources and the individual’s supervisor.

7)	When will the new ExCom officially begin operating as the executive team of the new company?

The new Executive Team will begin meeting as a team to support integration planning and to begin working on key post close operational processes and organizational issues.

The team will fully begin operating as a leadership team after the close of the transaction. Until the close of the transaction, each company will continue to operate in their current form, under their current leadership structures and as two separate companies.

8)	What will happen to Joe Almeida?

As previously announced by Joe and Omar, he will leave Covidien upon the close of the transaction.

9)	You mentioned that Operations will report into Gary Ellis in the press release. Is Operations within Medtronic and Covidien being centralized under Gary? What will happen to the Covidien Group operations post close?

The Medtronic Operations function utilizes a global operations council to align and execute the Medtronic manufacturing operations strategy worldwide. That council is chaired by Peter Walsh, Medtronic VP of Operations, who reports to Gary Ellis. Peter and his direct reports, along with the Operations Council, will continue to oversee and manage the manufacturing operations of Medtronic. The Covidien Group Operations will move into this operating structure as well.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy

Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.